June 17, 2025

Adam Orvos
Executive Vice President and Chief Financial Officer
Ross Stores, Inc.
5130 Hacienda Drive
Dublin CA 94568

       Re: Ross Stores, Inc.
           Form 10-K for Fiscal Year Ended February 1, 2025
           File No. 000-14678
Dear Adam Orvos:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended February 1, 2025
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 26

1. Please revise to quantify factors to which changes are attributed. For example, revise to quantify the impact of the increase in comparable store sales and sales attributed to the opening of new stores during the fiscal year. Please also revise to quantify impacts of changes in price and volume on revenue. Refer to
Item 303(b)(2)
       of Regulation S-K.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 June 17, 2025
Page 2

       Please contact Patrick Kuhn at 202-551-3308 or Lyn Shenk at 202-551-3380 with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services